UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Appointment of Chief Knowledge Officer

On June 25, 2026, the Board of Directors (the “Board”) of MDJM LTD (the “Company”) appointed Ms. María Consuelo Loureiro Vilarelle, professionally known as Chelo Loureiro (“Ms. Loureiro”), to serve as Chief Knowledge Officer of the Company, effective June 8, 2026.

Ms. Loureiro is a Spanish animation producer and cultural industry professional with more than three decades of experience in animation production, international co-production and cultural development. Since 2007, she is the founder and executive producer of Abano Producións, an independent production company recognized for author-driven animation, artistic quality and culturally significant storytelling. Throughout her career, Ms. Loureiro has produced and participated in numerous animated works that have been selected by, and received awards from, international film festivals. In recognition of her contribution to culture and the arts, she was awarded the Gold Medal for Merit in Fine Arts by the Government of Spain.

In connection with her appointment, the Company entered into an employment agreement with Ms. Loureiro on June 8, 2026 (the “Employment Agreement”). Pursuant to the Employment Agreement, Ms. Loureiro will serve as the Company’s Chief Knowledge Officer for an initial term of two years, unless earlier terminated in accordance with the terms of the Employment Agreement. Ms. Loureiro is expected to provide high-level professional guidance on animation and provide strategic guidance on intellectual property commercialization models, among other duties.

As compensation for Ms. Loureiro’s service as Chief Knowledge Officer, the Company agreed to grant and issue to Ms. Loureiro 80,000 Class A ordinary shares of the Company under the MDJM LTD 2026 Equity Incentive Plan, subject to applicable law, regulatory requirements, corporate procedures, the terms of the equity incentive plan and the applicable award agreement. The shares will vest immediately upon issuance and will be subject to a six-month contractual lock-up period. Following expiration of the lock-up period, any resale of the shares must be made pursuant to an effective registration statement or an available exemption from registration under applicable securities laws, including Rule 144, if available.

The Company also entered into an indemnity agreement on June 25, 2026 with Ms. Loureiro in the Company’s standard form.

There are no family relationships between Ms. Loureiro and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Loureiro and any other person pursuant to which she was appointed as an officer. There are no related party transactions between the Company and Ms. Loureiro that would require disclosure under applicable SEC rules.

Appointment of Director

On June 25, 2026, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Mr. Duncan Murray Campbell (“Mr. Campbell”) to serve as a member of the Board, effective June 8, 2026. Mr. Campbell has not been appointed to serve on any committee of the Board as of the date hereof.

Mr. Campbell is a scholar and cultural professional with extensive experience in Chinese studies, cultural research, and education. He has served as a Senior Research Fellow at the New Zealand Contemporary China Research Centre at Te Herenga Waka | Victoria University of Wellington since 2023, where his responsibilities have included report writing, masterclass facilitation and presentations. He has served as Acting Director of the New Zealand Contemporary China Research Centre since 2022, where he managed activities including seminars, masterclasses and cross-agency forums. Mr. Campbell received a B.A. in History and English Literature from Te Herenga Waka | Victoria University of Wellington in 1974 and an M.A. in Chinese Studies from The University of Auckland in 1980.

In connection with his appointment, the Company entered into a director offer letter with Mr. Campbell, dated June 23, 2026, pursuant to which Mr. Campbell will serve as a director of the Company for a term of two years, subject to earlier termination in accordance with the terms of the director offer letter, or until his successor is duly elected and qualified. Mr. Campbell’s position will be subject to re-election at the Company’s next annual general meeting of shareholders. Mr. Campbell is expected to provide high-level, non-executive and non-binding cultural and academic input in connection with the Company’s Fernie Castle Project.

As compensation for Mr. Campbell’s service as a director, the Company agreed to grant and issue to Mr. Campbell 80,000 Class A ordinary shares of the Company under the MDJM LTD 2026 Equity Incentive Plan, subject to the terms and conditions of the director offer letter, the equity incentive plan, the applicable award agreement and applicable law. The shares shall vest immediately upon issuance. The shares are restricted securities and subject to a six-month contractual lock-up period. Following expiration of the lock-up period, any resale of the shares must be made pursuant to an effective registration statement or an available exemption from registration under the Securities Act of 1933, as amended, including Rule 144 thereunder, if available.

The Company also entered into an indemnity agreement on June 26, 2026 with Mr. Campbell in the Company’s standard form.

There are no family relationships between Mr. Campbell and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Campbell and any other person pursuant to which he was appointed as a director. There are no related party transactions between the Company and Mr. Campbell that would require disclosure under applicable SEC rules.

The foregoing descriptions of the Employment Agreement, director offer letter and indemnity agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Employment Agreement, director offer letter and form of indemnity agreement, copies of which are furnished as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report on Form 6-K.

Share Issuance to Existing Independent Director

On June 25, 2026, the Board and the Compensation Committee of the Company approved the grant and issuance of 40,000 Class A ordinary shares of the Company to Mr. Bo Wang, a member of the Board, under the MDJM LTD 2026 Equity Incentive Plan, as compensation for his service to the Company.

Incorporation by Reference

This report of foreign private issuer on Form 6-K, excluding the information under the heading “Regulation FD Disclosure” and Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Regulation FD Disclosure

On June 29, 2026, the Company issued a press release announcing the appointment of Ms. María Consuelo Loureiro Vilarelle, professionally known as Chelo Loureiro, as Chief Knowledge Officer of the Company. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

On June 29, 2026, the Company issued a press release announcing the appointment of Mr. Duncan Murray Campbell as a director of the Company. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

The press releases furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement between MDJM LTD and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
10.2	Director Offer Letter, dated June 23, 2026, by and between MDJM LTD and Duncan Murray Campbell
10.3	Form of Indemnity Agreement with directors and officers of MDJM LTD (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-226826) filed with the Securities and Exchange Commission on August 13, 2018)
99.1	Press Release titled “MDJM Ltd. Appoints Sinologist Professor Duncan Murray Campbell as Director” dated June 29, 2026
99.2	Press Release titled “MDJM Ltd. Appoints Goya Award-Winning Animation Producer Chelo Loureiro as Chief Knowledge Officer” dated June 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: June 29, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors